ARS P.E. 12/31/01

FINGER LAKES BANCORP

Annual Report, December 31, 2001

TABLE OF CONTENTS

Dear Shareholder:

The year just concluded was an excellent one for our company. Net income was a record $1.9 million or $.59 per diluted share. This represents a 138% increase over the previous year's results. The fourth quarter was particularly strong with net income of $634,000.

These excellent results are attributed to a number of factors. First was a strategy implemented in early 2001 to shorten the maturities of our time deposit accounts in anticipation of lower interest rates. Secondly, we determined to position our deposit pricing at or below the mid-point of the market. Finally, we continued to aggressively pursue quality commercial loan opportunities in our market area in an effort to shift the mix in our loan portfolio away from residential mortgages to higher yielding commercial loans.

Assets



400
350
300
250
200
150
247.7
282.4
301.1
329.2
343.4
'97
'98
'99
'00
'01

Deposits



240
230
220
210
200
190
180
186.5
202.4
208.1
228.5
231.7
'97
'98
'99
'00
'01

The result was a substantial improvement in net interest rate spread. At December 31, 2001, our spread had increased to 3.27%, up 75 basis points from the previous year-end. Asset quality continues to be a priority for us and we maintained our excellent position in 2002. Our ratio of non-performing assets to total assets was .20% as of December 31, 2001 while the allowance for loan losses equaled 425% of non-performing loans.

Additionally, our continued strategy of improving non-interest income began to pay off in 2001. Non-interest income, consisting of fees on deposit products, income from bank owned life insurance, gains on sale of loans and securities, and loan servicing fees totaled $2.5 million in 2001, an increase of $1.4 million from the previous year.

Our share price improved in 2001 from $7.50 at the beginning of the year to $10.75 at year-end. This amounts to an increase of 43%. Our share price benefited substantially from the sector movement for smaller publicly traded thrifts and our financial results justified the appreciation of share price.

Loans



200
180
160
140
120
100
119.1
145.7
159.5
172.4
180.2
'97
'98
'99
'00
'01

With a focus on capital management, in November 2001 we announced a 5% share repurchase program and in February 2002 we announced a second 5% buyback.

Of particular note during the year was the development of our Small Business Banking Services program. Through this program we provide an excellent package of business products including business checking with online banking, small business loans, business credit cards, payroll services and lease security accounts. In addition, we are committed to providing personal attention, quick decisions, fast access to credit and a street level knowledge of the Finger Lakes region to local businesses.

In 2002, we will continue the important initiatives established these past few years. That is, to grow our bank in this wonderful Finger Lakes region by offering convenient locations, competitive products and superior customer service. We will work hard to increase deposits while continuing to expand our customer relationships. We will grow our loan portfolios with an emphasis on commercial lending and expanding our home equity loan portfolio. And we will look for new and expanded sources of revenue through enhanced products, services and delivery channels.

We are fortunate to be located in this area with well positioned offices in Canandaigua, Geneva, Seneca Falls, Auburn and Ithaca. The staff, officers and directors of our company are committed to build upon our solid foundation and to deliver strong results to you, our shareholders.

Sincerely,

G. Thomas Bowers
President & Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF FINGER LAKES BANCORP, INC. AND SUBSIDIARY

The following tables set forth selected consolidated historical financial and other data of Finger Lakes Bancorp, Inc. and the Savings Bank of the Finger Lakes for the periods and at the dates indicated. The information is derived in part from, and should be read together with, the Consolidated Financial Statements and Notes thereto of Finger Lakes Bancorp contained elsewhere in this Annual Report.

	At December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Selected Financial Condition Data:					
Total assets	$ 343,360	$ 329,196	$ 301,120	$ 282,376	$247,708
Cash and cash equivalents	3,875	4,496	6,095	4,375	4,394
Securities available for sale	135,599	131,322	118,750	115,333	99,880
Securities held to maturity	1,831	1,563	1,593	4,640	14,096
Loans, net	180,223	172,422	159,482	145,654	119,058
Deposits	231,720	228,462	208,132	202,434	186,534
Advances from Federal Home Loan Bank	70,627	60,243	69,960	54,815	36,721
Stockholders' equity	36,751	36,571	19,379	21,964	21,679

	Year Ended December 31,				
	2001	2000	1999	1998	1997
		(In Thousands, except per share amounts)			
Selected Operating Data:					
Total interest income	$ 23,442	$ 22,445	$ 20,317	$ 18,645	$ 15,840
Total interest expense	13,981	13,749	12,021	11,201	9,197
Net interest income	9,461	8,696	8,296	7,444	6,643
Provision for loan losses	375	260	200	240	120
Net interest income after provision for loan losses	9,086	8,436	8,096	7,204	6,523
Noninterest income	2,513	1,141	1,328	1,202	721
Noninterest expense	8,859	8,285	7,259	7,213	5,835
Income before income tax expense	2,740	1,292	2,165	1,193	1,409
Income tax expense	835	490	860	469	562
Net income	$ 1,905	$ 802	$ 1,305	$ 724	$ 847
Net income per share- basic	$ .59	$ .24	$ .38	$ .21	$ .24
Net income per share – diluted	$ .59	$ .24	$ .38	$ .21	$ .24
Dividends per share	$ .24	$ .24	$ .24	$ .23	$ .20

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Ratios:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.55%	0.26%	0.44%	0.27%	0.40%
Return on stockholders' equity (ratio of net income to average equity)	5.03%	3.76%	6.19%	3.29%	4.05%
Interest rate spread information [1]:					
Average during period	2.63%	2.65%	2.74%	2.71%	2.82%
End of period	3.27%	2.52%	2.77%	2.73%	2.84%
Net interest margin (net interest income divided by average interest-earning assets)	2.92%	2.91%	2.93%	2.96%	3.14%
Noninterest expenses to average total assets	2.57%	2.68%	2.47%	2.74%	2.66%
Average interest-earning assets to average interest-bearing liabilities	106.83%	105.60%	104.65%	105.39%	107.29%
Dividend payout ratio[2]	41%	100%	63%	110%	83%
Asset Quality Ratios:					
Non-performing assets to total assets[3]	0.20%	0.18%	0.32%	0.43%	0.50%
Allowance for loan losses to non-performing loans[3]	424.93%	641.05%	229.81%	115.75%	203.72%
Allowance for loan losses to loans	0.84%	0.84%	0.84%	0.80%	0.96%
Capital Ratios:					
Stockholders' equity to total assets at end of period	10.70%	11.11%	6.43%	7.78%	8.75%
Average stockholders' equity to average assets	10.99%	6.91%	7.17%	8.36%	9.54%
Other Data:					
Number of full service customer facilities at end of period	7	7	6	6	5

(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Ratio does not reflect the waiver of dividends by Finger Lakes Financial Corp., M.H.C. on all of its shares prior to 2000.
(3) Nonperforming loans consist of non-accrual loans and non-performing assets consist of non-performing loans, troubled debt restructurings and real estate owned.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects Finger Lakes Bancorp's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Finger Lakes Bancorp's consolidated financial statements and their notes and the other statistical data provided in this Annual Report. This Annual Report contains certain "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

General

Our results of operations depend primarily upon the results of operations of our wholly-owned subsidiary, Savings Bank of the Finger Lakes, which depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, primarily savings accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, other income and other expense. Other expense consists of non-interest expenses, including salaries and employee benefits, occupancy, professional fees, data processing fees, deposit insurance premiums, advertising and other expenses. Other income consists of non-interest income, including service charges and fees, gain on sale of loans and securities, income from bank owned life insurance, and other income. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

On November 11, 2000 we completed the "second-step" conversion and reorganization of Finger Lakes Financial Corp., M.H.C., from a mutual holding company into a full stock holding company, which resulted in Finger Lakes Bancorp, Inc. succeeding as the stock holding company of Saving Bank of the Finger Lakes. As part of this transaction, we sold 2,307,325 shares of common stock for $7.00 per share in a public stock offering held in connection with the reorganization. In addition, 1,180,052 minority shares were exchanged at a ratio of .9643 resulting in total new shares outstanding of 3,445,110. The accompanying consolidated financial statements include the accounts of Finger Lakes Bancorp, Inc. (after the offering), Finger Lakes Financial Corp. (prior to the offering) and the Savings Bank of the Finger Lakes.

Business Strategy

We have several strategies designed to improve our profitability and enhance our franchise in our market area which comprises the Finger Lakes region of New York state. We seek to implement these strategies in a manner that is consistent with safety and soundness. These strategies are discussed below. You should be aware that we are subject to intense competition, and there can be no assurances that we will successfully implement these strategies:

Controlled growth while expanding our market area. We have sought to increase our presence in the Finger Lakes region in New York by expanding our branch network and by emphasizing a variety of loan products in addition to traditional one- to four-family mortgage loans. As a result, our assets have increased to $343.4 million at December 31, 2001, from $247.7 million at December 31, 1997, an increase of 38.6%. During this period, we have increased our total full-service offices from four to seven. Our growth has been targeted to include those areas of the Finger Lakes region that have shown relative economic strength. Management's goal is to continue to develop an increased market presence in the Finger Lakes region.

Complementing our traditional mortgage lending by increasing multi-family and commercial real estate lending as well as non-mortgage lending, particularly commercial business lending. To complement our traditional emphasis on one- to four-family mortgage lending, we have sought to increase our multi-family and commercial real estate lending as well as our non-mortgage lending, particularly commercial business lending. At December 31, 2001, our multi-family and commercial real estate loans totaled $45.4 million, or 25.30% of total loans. At December 31, 2001, non-mortgage loans, consisting of commercial business, consumer, mobile home and home equity loans totaled $56.7 million, or 31.60% of total loans. Management has determined to emphasize its commercial business lending activities, and in this regard, has added to its staff experienced loan officers who are charged with originating and servicing our commercial business loan portfolio. Because the yields on these types of loans are generally higher than the yields on one- to four-family mortgage loans, our goal over the next several years is to increase the origination of these loans consistent with safety and soundness considerations. Although these loans offer higher yields than one- to four-family mortgage loans, they also involve greater risk.

Maintaining asset quality. Our high asset quality is a result of our underwriting standards, the diligence of our loan collection department in contacting delinquent borrowers and the stability of the local economy. We also invest in mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae and other investment securities, primarily backed by U.S. government agencies. We only purchase investment securities rated "A" or higher by Moodys Investment Rating Service. At December 31, 2001, our ratio of non-performing assets to total assets was 0.20%, and our ratio of non-performing loans to total loans was also 0.20%.

Increasing fee and servicing income. We have sought to increase and diversify our sources of fee income. We receive fee income from the servicing of loans sold in the secondary market and from fees on our deposit accounts. In recent periods we have sold fixed rate mortgages into the secondary market without recourse and on a servicing retained basis. During the years ended December 31, 2001, 2000 and 1999 gains on the sale of loans amounted to $170,000, $99,000 and $224,000 respectively. At December 31, 2001 residential mortgage loans serviced for others totaled $49.3 million. Our fee and servicing income has increased as a result of fees received from certain deposit accounts. During the year ended December 31, 2001 service charges on deposit accounts totaled $986,000 as compared to $741,000 and $653,000 during the years ended December 31, 2000 and 1999, respectively. We also offer our customers mutual funds, financial planning services and insurance and annuity products through SBFL Agency Inc, a wholly-owned subsidiary of Savings Bank of the Finger Lakes, generating additional sources of fee income.

Financial Condition

Our total assets as of December 31, 2001 were $343.4 million, a net increase of $14.2 million, or 4.3% from December 31, 2000. The increase was due primarily to a $7.8 million or 4.5% increase in our loan portfolio. Our loan growth is a result of competitive expansion into other markets within the Finger Lakes region in New York attracting new commercial and personal lending customers. With management's continued emphasis on lending activities, home equity loans increased by $3.0 million, mobile home loans increased by $2.7 million and commercial business loans increased by $2.2 million in 2001. Securities classified as available for sale at December 31, 2001 were $135.6 million, an increase of $4.3 million from December 31, 2000, while securities classified as held to maturity at December 31, 2001 were $1.8 million, as compared to $1.6 million at December 31, 2000. In the first quarter of 2001 and the fourth quarter of 2000, we purchased $3.0 million and $5.0 million respectively of bank owned life insurance, as a tax advantaged means of financing employee benefits. Other assets totaled $3.1 million at December 31, 2001, a decrease of $513,000 from 2000. This decrease is primarily due to a reduction in our deferred tax position at year end.

The growth in assets during 2001 was funded by a combination of a $3.3 million increase in total deposits and an increase in borrowed funds of $10.4 million. Demand deposits, including NOW accounts, increased by $1.7 million and savings and money market accounts increased by $12.5 million, while certificates of deposit decreased $11.0 million or 7.1% in 2001. The decrease in certificates of deposit resulted from a strategy to change our deposit mix in order to lower our cost of funds. Total deposit growth of $7.0 million in our Auburn, Ithaca and Canandaigua markets is reflective of our expansion into those markets and competitively priced deposits, particularly certificates of deposit.

Stockholders' equity totaled $36.8 million as of December 31, 2001, an increase of $180,000 from December 31, 2000. Net income of $1.9 million ($1.1 million after dividends) contributed to the increase in stockholders' equity, offset by treasury stock purchases in the amount of $2.1 million. Changes in the fair value of securities available for sale, net of related deferred income taxes, also increased equity by $831,000.

Average Balances, Net Interest Income and Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. No tax-equivalent adjustments have been made and all average balances are daily average balances. Non-accruing loans have been included in the yield calculations in this table and dividends received are included as interest income. Balance and yield/rate information as of December 31, 2001 is also provided in the table.

	At December 31, 2001		Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Balance	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars In Thousands)										
Interest-earning assets:											
Loans[1]	$ 180,223	7.86%	$ 177,897	$ 14,268	8.02%	$ 166,072	$13,637	8.21%	$ 153,783	$ 12,137	7.89%
Securities [2]	141,868	6.16	145,578	9,161	6.29	132,125	8,756	6.63	128,761	8,173	6.35
Money market investments	-	-	242	13	5.37	760	52	6.84	114	6	5.26
Total interest-earning assets	322,091	7.11	323,717	23,442	7.24	298,957	22,445	7.51	282,658	20,316	7.19
Non-interest-earning assets	21,269		20,871			9,977			11,101		
Total assets	$ 343,360		$ 344,588			$ 308,934			$ 293,759		
Interest-bearing liabilities:											
Deposits[3]	$ 231,720	3.35	232,861	$ 9,964	4.28	$ 219,748	$ 9,873	4.49	$ 208,166	$ 8,660	4.16
Borrowed funds	70,627	5.43	70,157	4,017	5.73	63,345	3,876	6.12	61,923	3,360	5.43
Total interest-bearing liabilities	302,347	3.84	303,018	13,981	4.61	283,093	13,749	4.86	270,089	12,020	4.45
Non-interest-bearing liabilities	4,262		3,716			4,491			2,601		
Total liabilities	306,609		306,734			287,584			272,690		
Stockholders' equity	36,751		37,854			21,350			21,069		
Total liabilities and stockholders' equity	$ 343,360		$ 344,588			$ 308,934			$ 293,759		
Net interest income				$ 9,461			$ 8,696			$ 8,296	
Interest rate spread[4]		3.27%			2.63%			2.65%			2.74%
Net interest margin[5]					2.92%			2.91%			2.93%
Average interest-earning assets to average interest-bearing liabilities					106.83%			105.60%			104.65%

[1] Includes premiums, net of deferred fees.
[2] Includes securities available for sale and held to maturity at amortized cost and Federal Home Loan Bank stock at cost.
[3] Includes noninterest-bearing deposits.
[4] Represents the difference between the weighted average yield on interest-earning assets and the weighted average costs of average interest-bearing liabilities.
[5] Net interest income divided by interest-earning assets.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase/(Decrease) Due to		Total Increase/	Increase/(Decrease) Due to		Total Increase/
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)					
Interest-earning assets:						
Loans	$ (321)	$ 952	$ 631	$ 530	$ 970	$ 1,500
Securities	(462)	867	405	369	214	583
Money market investments	(9)	(30)	(39)	12	34	46
Total interest-earning assets	(792)	1,789	997	911	1,218	2,129
Interest-bearing liabilities:						
Deposits	(477)	568	91	731	482	1,213
Borrowed funds	(258)	399	141	439	77	516
Total interest-bearing liabilities	(735)	967	232	1,170	559	1,729
Increase (decrease) in net interest income	$ (57)	$ 822	$ 765	$ (259)	$ 659	$ 400

Results of Operations

Comparison of the years ended December 31, 2001 and 2000

Net Interest Income. Our net interest income is determined by the interest rate spread (i.e., the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income amounted to $9.5 million in 2001, an increase of $765,000 from 2000. The increase resulted from a $24.8 million increase in total average interest-earning assets, primarily from loan growth, offset by a $19.9 million increase in average interest-bearing liabilities, the net of which contributed to a $822,000 increase in net interest income. The average interest rate spread in 2001 was 2.63% versus 2.65% in 2000. The average yield on interest-earning assets decreased 27 basis points, while the average cost of funds decreased 25 basis points from 2000 to 2001, contributing to a $57,000 decrease in net interest income in 2001. The decrease in the average yield on interest earning assets was attributable to a falling rate environment throughout 2001. The cost of funds, correspondingly, decreased as a result of the rate environment, while a large portion of our certificate of deposit portfolio repriced in 2001.

Interest Income. Total interest income in 2001 amounted to $23.4 million, an increase of $1.0 million from 2000. Interest income on loans increased to $14.3 million in 2001, an increase of 631,000 from 2000. This improvement was attributable to loan growth as the average total outstanding loan balance increased by $11.8 million to $177.9 million for 2001, offset as the average yield on loans fell to 8.02% in 2001 compared to 8.21% in 2000. Our strategy is to emphasize the origination of commercial real estate loans and commercial business loans, which typically yield higher interest rates. Interest income on securities amounted to $9.2 million, an increase of $405,000 from the prior year. This increase was attributed to growth in the portfolio as the average outstanding securities balance increased by $13.5 million to $145.6 million for 2001, offset by a decrease in the average yield to 6.29%, from 6.63% in 2000.

Interest Expense. Total interest expense in 2001 was $14.0 million, an increase of $231,000 from 2000. In 2001, interest expense on deposits amounted to $10.0 million while interest expense on borrowed funds amounted to $4.0 million. Interest expense on deposits increased due to growth in the average outstanding deposit base of $13.1 million, offset by a decrease in the average cost of funds of 21 basis points to 4.28%. Interest expense on borrowings increased $140,000, from $3.9 million in 2000, due to a $6.8 million increase in average outstanding borrowings, offset by a decrease in the average cost of borrowed funds of 39 basis points to 5.73% for the year ended December 31, 2001.

Provision for Loan Losses. Our provision for loan losses amounted to $375,000 in 2001, an increase of $115,000 from the prior year. Our allowance for loan losses amounted to $1.5 million as of December 31, 2001, or 0.84% of total loans outstanding, unchanged from December 31, 2000. Net charge-offs in 2001 were $309,000 versus $142,000 in 2000, representing 0.17% and 0.09%, respectively, of total average loans outstanding. The increase in net charge-offs was primarily a result of losses on two commercial real estate loans, which totaled $285,000. The increase in the provision for loan losses in 2001 also reflects management's consideration of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

Noninterest Income. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, increase in cash value of bank owned life insurance, and gains on loans and securities sold, was $2.5 million in 2001, an increase of $1.4 million or 120.2% compared to 2000. Service charges and other fee income was $1.4 million in 2001, an increase of $439,000 or 45.4% compared to 2000. The increase was primarily attributed to increases in fee income on deposit accounts of $245,000 and an increase of $67,000 of fee income relating to loans. Net gains on sales of securities in 2001 were $490,000, as compared to $50,000 in 2000. Net gains on sales of loans were $170,000 in 2001, as compared to $99,000 in 2000. During 2001, we originated $12.4 million of loans held for sale, versus $5.2 million in 2000, resulting in increased gains. Loan originations were higher in 2001 due to the declining interest rate environment, combined with our loan department being fully staffed during 2001. The increase in cash value of bank owned life insurance amounted to $429,000 compared to $3,000 the prior year. This was due to purchasing the original policy late in 2000, and an additional policy early in 2001. Other noninterest income, consisting primarily of safe deposit box rental and gains on the sale of other assets, was $17,000 in 2001, compared to $21,000 in 2000. This was due primarily to the gain on sale of a bank owned automobile in November 2000 of approximately $6,000.

Noninterest Expense. Noninterest expense amounted to $8.9 million in 2001, compared to $8.3 million in 2000, an increase of 6.9%. Salaries and employee benefits expense increased $547,000 or 14.3%, primarily the result of annual salary increases and the cost of stock-based benefit plans approved and implemented in 2001. Office occupancy and equipment expense increased $89,000 or 5.7%, due primarily to increased utility costs, as well as a full year of expenses relating to our newest branch office in Auburn, New York, which opened in April 2000. We recorded no provisions for environmental remediation of real estate owned during 2001, as compared to $180,000 in 2000. This is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $571,000 in 2001, which includes legal, consulting and accounting services, increased $155,000 or 37.1%, due to legal and accounting fees relating to the hiring of consultants to assist in the formation of a real estate investment trust, as well as a decision to outsource our internal audit function, beginning in January 2001. Deposit insurance premiums, which totaled $44,000 for 2001, increased slightly from the same period last year, due to higher deposit levels. Marketing and advertising expense increased $10,000 to $330,000 in 2001. Data processing expense amounted to $225,000, an increase of $27,000 or 13.9%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded throughout our operating network. Real estate owned expenses decreased $37,000 or 85.3% to $6,000 in 2001 as compared to $43,000 in 2000, reflecting lower levels of foreclosures in 2001. Other noninterest expense of $1.7 million in 2001 and 2000 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, director's fees, insurance, and third party check processing.

Income Taxes. Our recorded income tax expense was $835,000 for the year ended December 31, 2001 on income before taxes for the year of $2.7 million, reflecting an effective tax rate of 30.5%. In 2000, the effective rate was 37.9%. This reduction in our effective tax rate is the result of our purchase of bank owned life insurance, which is a tax-advantaged means of financing employee benefits, the formation of a real estate investment trust in September 2001, as well as our investment in municipal bonds, which totaled $4.6 million at December 31, 2001.

Comparison of the years ended December 31, 2000 and 1999

Net Interest Income. Our net interest income is determined by the interest rate spread (i.e., the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income amounted to $8.7 million in 2000, an increase of $400,000 from 1999. The increase resulted from a $16.3 million increase in the total average interest-earning assets, primarily from loan growth, offset by a $13.0 million increase in average interest-bearing liabilities, the net of which contributed to a $659,000 increase in net interest income. The average interest rate spread in 2000 was 2.65% versus 2.74% in 1999. The average yield on interest-earning assets increased 32 basis points, while the average cost of funds increased 41 basis points from 1999 to 2000, contributing to a $259,000 decrease in net interest income in 2000. The increase in the average yield on interest earning assets was attributable to a rising rate environment throughout 2000. The cost of funds, correspondingly, increased as a result of the rate environment, as well as deposit pricing strategies responding to increased competitive pressures.

Our net interest income was also impacted by the $14.0 million, net of expenses, raised in our public stock offering during the fourth quarter of 2000. We were able to pay down short term borrowings, and invest the remainder in interest bearing assets, resulting in additional net interest income earned of approximately $140,000.

Interest Income. Total interest income in 2000 amounted to $22.4 million, an increase of $2.1 million from 1999. Interest income on loans increased to $13.6 million in 2000, an increase of $1.5 million from 1999. This improvement was primarily attributable to loan growth as the average total outstanding loan balance increased by $12.3 million to $166.1 million for 2000. In addition, the average yield on loans grew to 8.21% in 2000 compared to 7.89% in 1999. Our strategy is to emphasize the origination of commercial real estate loans and commercial business loans, which typically yield higher interest rates. Interest income on securities amounted to $8.8 million, an increase of $583,000 from the prior year. This increase was attributed to growth in the portfolio as the average outstanding securities balance increased by $3.4 million to $132.1 million for 2000, as well as an increase in the yield to 6.63%, from 6.35% in 1999.

Interest Expense. Total interest expense in 2000 was $13.7 million, an increase of $1.7 million from 1999. In 2000, interest expense on deposits amounted to $9.9 million while interest expense on borrowed funds amounted to $3.8 million. Interest expense on deposits increased due to both growth in the average outstanding deposit base of $11.6 million, as well as an increase in the average cost of 33 basis points to 4.49%. Interest expense on borrowings increased $516,000, from $3.4 million in 1999, due to a $1.4 million increase in average outstanding borrowings, as well as an increase in the average cost of borrowed funds of 69 basis points to 6.12% for the year ended December 31, 2000.

Provision for Loan Losses. Our provision for loan losses amounted to $260,000 in 2000, an increase of $60,000 from the prior year. Our allowance for loan losses amounted to $1.5 million as of December 31, 2000, or 0.84% of total loans outstanding, as compared to $1.3 million or 0.84% at December 31, 1999. The increase in the provision reflects the increase in the total average outstanding loan portfolio, as well as greater emphasis on building our commercial real estate and commercial business portfolios, which typically have greater credit risk. Net charge-offs in 2000 were $142,000 versus $26,000 in 1999, representing 0.09% and 0.02%, respectively, of total average loans outstanding. The increase in net charge-offs was primarily a result of a significant 1999 recovery for $90,000 of a previously charged-off commercial business loan, bringing total recoveries to $186,000 in 1999 as compared to $47,000 in 2000. Also, gross loan charge-offs declined by $23,000 to $189,000 in 2000 from $212,000 in 1999 as we devoted greater resources to monitoring of problem loans and collection efforts. The increase in the allowance for loan losses in 2000 also reflects management's consideration of qualitative factors including, but not limited to, the substantial growth in multi-family and commercial business loans and entry into new markets. Management reviews the adequacy of the allowance for loan losses quarterly through an asset classification and review process and an analysis of the level of loan delinquencies and general market and economic conditions.

Noninterest Income. Noninterest income, consisting primarily of service charges on deposit accounts, loan servicing fees, income from the sale of annuities and mutual funds, and gains on loans and securities sold, was $1.1 million in 2000, a decrease of $187,000 or 14.1% compared to 1999. Service charges and other fee income was $968,000 in 2000, a decrease of $45,000 compared to 1999. The decrease was due to a decision, through our wholly owned subsidiary SBFL Agency, to change our broker/dealer relationship, in order to provide a wider range of products for our customers. This decision resulted in a reduction of $130,000 in fee income from our sales of annuities and mutual funds. Net gains on sales of securities in 2000 were $50,000, as compared to $77,000 in 1999. Net gains on sales of loans were $99,000 in 2000, as compared to $224,000 in 1999. During 2000, we originated $5.2 million of loans held for sale, versus $15.3 million in 1999, resulting in fewer sales, and reduced gains.

Noninterest Expense. Noninterest expense amounted to $8.3 million in 2000, compared to $7.3 million in 1999, an increase of 14.1%. This increase reflects our investment in the future with increased staff, branch expansion, and upgrading technological capabilities for data processing. Relating to a new branch office in Auburn, New York were increases of $145,000 in salaries and employee benefits expense and $87,000 in office occupancy and equipment expense. Data processing expense amounted to $197,000, an increase of $38,000 or 24.0%. This increase is primarily the result of additional processing costs associated with the new branch office, and data communications upgraded throughout our operating network. We recorded provisions for environmental remediation of real estate owned of $180,000 during 2000, as compared to $90,000 in 1999. This increase is primarily the result of management's determination of the provision required each year to ensure that the accrual established for environmental remediation as of December 31 is appropriate. See note 13 of the "Consolidated Financial Statements." Professional fees of $417,000 in 2000, which includes legal, consulting and accounting services, increased $70,000 or 20.1%, due to a decision to outsource a portion of our technological requirements, such as network and telecommunication management. Deposit insurance premiums, which totaled $43,000 for 2000, decreased $77,000, reflecting a change in federal deposit insurance rates that took effect January 1, 2000 for thrift institutions. Marketing and advertising expense increased $72,000 to $320,000 in 2000, reflecting larger media expenditures in 2000 relating to the new branch office in Auburn. Real estate owned expenses decreased $29,000 or 40.5% to $43,000 in 2000 as compared to $72,000 in 1999, reflecting lower levels of foreclosures in 2000. Other noninterest expense of $1.7 million in 2000 and $1.2 million in 1999 is comprised of expenses such as postage, office supplies, telephone charges, loan servicing expenses, director's fees, insurance, and third party check processing. The increase in other noninterest expense is primarily due to the purchase of a Cleanup Cost Cap insurance policy relating to the environmental remediation matter (see note 13 of the "Consolidated Financial Statements), as well as increased costs on life insurance policies.

Income Taxes. Our recorded income tax expense was $490,000 for the year ended December 31, 2000 on income before taxes for the year of $1.3 million, reflecting an effective tax rate of 37.9%. In 1999, the effective rate was 39.7%.

Quantitative and Qualitative Disclosures About Market Risk

The following table presents the difference between our interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2001. This table does not necessarily indicate the impact that general interest rate movements would have on our net interest income because the repricing of certain assets and liabilities is subject to competitive pressure and certain limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

	Within 3 Months	4 to 12 Months	More than 1 Year to 3 Years	More Than 3 Years to 5 Years	Over Five Years	Total
	(Dollars In Thousands)					
Interest-earning assets:[1]						
Mortgage loans[2]	$ 8,466	$ 18,611	$ 37,086	$ 33,416	$ 24,980	$ 122,559
Other loans[2]	21,597	5,418	16,002	8,333	5,292	56,642
Securities available for sale[3]	8,255	24,829	46,413	32,341	23,761	135,599
Securities held to maturity[3]	—	35	75	82	1,639	1,831
Federal Home Loan Bank Stock	—	—	—	—	4,327	4,327
Total interest-earning assets	38,318	48,893	99,576	74,172	59,999	320,958
Interest-bearing liabilities:						
Deposits:[4]						
NOW accounts	941	2,822	5,268	2,107	1,405	12,543
Savings accounts	3,059	9,178	17,132	6,853	4,569	40,791
Money market accounts	1,398	4,194	7,829	3,132	2,088	18,641
Certificates of deposit	25,116	75,349	26,987	15,715	180	143,347
Borrowings[5]	6,800	1,760	18,000	21,944	22,123	70,627
Total interest-bearing liabilities	37,314	93,303	75,216	49,751	30,365	285,949
Excess (deficiency) of interest- earning assets over interest-bearing liabilities	$ 1,004	$ (44,410)	$ 24,360	$ 24,421	$ 29,634	$ 35,009
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 1,004	$ (43,406)	$ (19,046)	$ 5,375	$ 35,009	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of total assets	0.29%	(12.64)%	(5.55)%	1.57%	10.20%	

[1] Adjustable- and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments. For fixed-rate mortgages and mortgage-backed securities, annual prepayment rates ranging from 5% to 25.5%, based on the type of loan or mortgage security and the coupon rate, were used.

[2] Balances have been reduced for non-performing loans, which amounted to $361,500 at December 31, 2001.

[3] Amounts shown are at carrying amounts.

[4] Our negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on our retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 30% of the declining balance of such accounts during the period shown. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of our NOW accounts, passbook savings account and money market accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been $93.8 million or 27.3% of total assets.

[5] Advances of $42 million are callable at the discretion of the FHLB in or after 2002. Such advances have a weighted average interest rate of 5.88% and mature from 2004 to 2010, if not called earlier. If called, we expect to replace the advances with alternate funding at approximately market interest rates.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The OTS requires the Savings Bank of the Finger Lakes to measure interest rate risk by computing estimated changes in the net portfolio value ("NPV") of cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Savings Bank of the Finger Lakes' Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. The following tables set forth certain calculations, based on information provided to the Savings Bank of the Finger Lakes by the OTS, with respect to the sensitivity of NPV to changes in market interest rates at December 31, 2001.

Basis Point Change in Rates	Estimated Net Portfolio Value			NPV as % of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	BP Change
+300	$ 16,156	$ (20,726)	(56)%	4.95%	(542) bp
+200	22,981	(13,900)	(38)	6.85	(352) bp
+100	30,435	(6,447)	(17)	8.80	(157) bp
NC	36,882			10.37	
-100	39,313	2,431	7	10.87	50 bp
-200	-	-	-	-	- bp
-300	-	-	-	-	- bp

The table suggests that in the event of a 200 basis point increase in interest rates we would experience a decrease in NPV as a percentage of assets to 6.85% from 10.37%. Net portfolio values in a falling interest rate environment of 200 basis points or more have not been calculated, due to the abnormally low prevailing interest rate environment.

The Board of Directors is responsible for reviewing asset liability management policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies.

Liquidity and Capital Resources

Our liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Our primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. Other sources of funds include increases in retail deposits and advances from the Federal Home Loan Bank of New York.

We can control our deposit levels, based on our liquidity needs, by utilizing strategic pricing methods. In addition, as of December 31, 2001 we have approximately $57 million in available borrowing capacity at the Federal Home Loan Bank of New York, if we were in need of additional liquidity. At December 31, 2001, we had loan commitments of $15.0 million and unused lines of credit of $18.6 million extended to borrowers. We believe that we have adequate resources to fund loan commitments as they arise, based on our ability to borrow funds or control deposit levels. In addition, at December 31, 2001, approximately $100.5 million of time deposits were scheduled to mature within a year, and we expect that a substantial portion of these time deposits will be renewed upon maturity, based on historical experience and the ability to price deposits as necessary to maintain desired levels.

Savings Bank of the Finger Lakes is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. OTS regulations at December 31, 2001 require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 2001, Savings Bank of the Finger Lakes' liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Savings Bank of the Finger Lakes received approximately $11 million of the net proceeds from the stock offering. The effects of the stock offering on liquidity are likely to decrease over time as the offering proceeds are deployed into other investments and activities, such as establishing or acquiring additional branch offices, funding new loans, and funding the recognition and retention plan or for general corporate purposes.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of Finger Lakes Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

New Accounting Standards

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designations. The Company's adoption on January 1, 2001 did not have a significant effect on the Company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The adoption of SFAS Nos. 141 and 142 will not materially affect the Company's statements of financial condition and results of operations. The Company adopted SFAS No. 141 on July 1, 2001 and the Company will adopt SFAS No. 142 on January 1, 2002.

In October 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of.* The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company does not believe that there will be a material impact on the Company's financial condition or results of operations upon adoption of SFAS No. 144.

MARKET FOR THE COMMON STOCK

There is an established market for Finger Lakes Bancorp common stock which is currently listed on the Nasdaq National Market under the symbol, "FLBC." At December 31, 2001 Finger Lakes Bancorp had 9 market makers.

The following table sets forth the high and low bid quotes for common stock of Finger Lakes Bancorp and its predecessor prior to November 14, 2000, Finger Lakes Financial Corp (SBFL) and the adjusted cash dividends per share declared for the periods indicated. These quotations represent prices between dealers and do not include retail markups, markdowns, or commissions and do not reflect actual transactions. This information has been obtained from monthly statistical summaries provided by the Nasdaq Stock Market. As of December 31, 2001 there were 3,343,457 shares of Finger Lakes Bancorp common stock outstanding which were held by approximately 309 holders of record.

	High Bid	Low Bid	Cash Dividend Declared
Fiscal 2001			
Quarter Ended December 31, 2001	$ 11.1700	$ 9.590	$ 0.06
Quarter Ended September 30, 2001	$ 11.4700	$ 9.490	$ 0.06
Quarter Ended June 30, 2001	$ 10.4500	$ 7.625	$ 0.06
Quarter Ended March 31, 2001	$ 7.9375	$ 7.000	$ 0.06
Fiscal 2000			
Quarter Ended December 31, 2000	$ 7.5625	$ 6.500	$ 0.06
Quarter Ended September 30, 2000	$ 7.0625	$ 6.250	$ 0.06
Quarter Ended June 30, 2000	$ 8.3125	$ 5.500	$ 0.06
Quarter Ended March 31, 2000	$ 8.1875	$ 5.750	$ 0.06

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Finger Lakes Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Finger Lakes Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finger Lakes Bancorp, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Syracuse, New York
January 15, 2002

FINGER LAKES BANCORP, INC.

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

Assets	2001	2000
Cash and cash equivalents	$ 3,875,315	4,495,699
Securities available for sale, at fair value	135,598,714	131,321,731
Securities held to maturity, fair value of $1,855,011 in 2001 and $1,563,333 in 2000	1,831,105	1,562,783
Loans	181,756,681	173,889,721
Less allowance for loan losses	1,533,732	1,467,524
Net loans	180,222,949	172,422,197
Accrued interest receivable	1,878,037	2,479,077
Federal Home Loan Bank stock, at cost	4,327,000	3,523,000
Premises and equipment, net	4,134,336	4,813,729
Bank owned life insurance	8,432,249	5,003,333
Other assets	3,060,725	3,574,076
Total assets	$ 343,360,430	329,195,625
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits	$ 231,720,340	228,462,401
Advances from Federal Home Loan Bank	70,626,937	60,242,677
Other liabilities	4,262,412	3,919,686
Total liabilities	306,609,689	292,624,764
Commitments and contingencies (notes 12 and 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value;1,000,000 shares authorized; none issued and outstanding	–	–
Common stock, $0.01 par value; 5,000,000 shares authorized; 3,451,257 and 3,445,110 issued at December 31, 2001and 2000, respectively	34,513	34,451
Additional paid-in capital	20,167,385	20,068,434
Retained earnings	19,779,217	18,780,317
Treasury stock – at cost; 107,800 shares	(1,154,120)	–
Accumulated other comprehensive loss	(66,527)	(897,815)
Unearned compensation	(751,040)	–
Unallocated shares of ESOP	(1,258,687)	(1,414,526)
Total stockholders' equity	36,750,741	36,570,861
Total liabilities and stockholders' equity	$ 343,360,430	329,195,625

See accompanying notes to consolidated financial statements.

FINGER LAKES BANCORP, INC.

Consolidated Statements of Income

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Loans	$ 14,267,778	13,636,565	12,137,138
Securities	9,161,043	8,756,166	8,173,120
Other	12,558	51,965	6,187
Total interest income	23,441,379	22,444,696	20,316,445
Interest expense:			
Deposits	9,964,158	9,872,931	8,660,307
Borrowings	4,016,598	3,876,430	3,360,357
Total interest expense	13,980,756	13,749,361	12,020,664
Net interest income	9,460,623	8,695,335	8,295,781
Provision for loan losses	375,000	260,000	200,000
Net interest income after provision for loan losses	9,085,623	8,435,335	8,095,781
Noninterest income:			
Service charges and other fee income	1,406,969	967,868	1,012,913
Net gain on sales of loans	169,717	98,941	224,351
Net gain on sales of securities available for sale	490,341	50,383	77,137
Increase in cash value of Bank owned life insurance	428,916	3,333	–
Other	17,364	20,729	13,723
Total noninterest income	2,513,307	1,141,254	1,328,124
Noninterest expenses:			
Salaries and employee benefits	4,367,535	3,820,318	3,591,839
Office occupancy and equipment	1,665,406	1,575,984	1,387,261
Provision for environmental remediation of real estate owned	–	180,000	90,000
Professional fees	571,386	416,790	347,007
Marketing and advertising	330,298	320,184	247,907
Data processing	224,512	197,134	158,934
Deposit insurance premiums	43,874	43,388	119,947
Real estate owned	6,321	42,944	72,150
Other	1,650,013	1,688,025	1,243,493
Total noninterest expense	8,859,345	8,284,767	7,258,538
Income before income tax expense	2,739,585	1,291,822	2,165,367
Income tax expense	834,555	489,980	860,426
Net income	$ 1,905,030	801,842	1,304,941
Net income per common share:			
Basic	$ 0.59	0.24	0.38
Diluted	$ 0.59	0.24	0.38

See accompanying notes to consolidated financial statements.

FINGER LAKES BANCORP, INC.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Compensation	Unallocated Shares of ESOP	Total
Balance, December 31, 1998	$ 35,700	4,749,256	17,239,959	–	155,405	–	(216,724)	21,963,596
Comprehensive income/(loss):								
Net income	–	–	1,304,941	–	–	–	–	1,304,941
Unrealized loss on securities available for sale, net of taxes	–	–	–	–	(3,680,248)	–	–	(3,680,248)
Total comprehensive loss								(2,375,307)
Allocation of shares under ESOP	–	37,701	–	–	–	–	36,121	73,822
Cash dividends declared, $0.24 per share	–	–	(283,211)	–	–	–	–	(283,211)
Balance, December 31, 1999	35,700	4,786,957	18,261,689	–	(3,524,843)	–	(180,603)	19,378,900
Comprehensive income:								
Net income	–	–	801,842	–	–	–	–	801,842
Unrealized gain on securities available for sale, net of taxes	–	–	–	–	2,627,028	–	–	2,627,028
Total comprehensive income								3,428,870
Issuance of 2,307,325 shares	(1,249)	15,265,146	–	–	–	–	–	15,263,897
Purchase of 184,586 shares by ESOP	–	–	–	–	–	–	(1,292,102)	(1,292,102)
Allocation of shares under ESOP	–	16,331	–	–	–	–	58,179	74,510
Cash dividends declared, $0.24 per share	–	–	(283,214)	–	–	–	–	(283,214)
Balance, December 31, 2000	34,451	20,068,434	18,780,317	–	(897,815)	–	(1,414,526)	36,570,861

(Continued)

FINGER LAKES BANCORP, INC.

Consolidated Statements of Stockholders' Equity, Continued

For the Years Ended December 31, 2001, 2000 and 1999

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Compensation	Unallocated Shares of ESOP	Total
Balance, December 31, 2000	34,451	20,068,434	18,780,317	–	(897,815)	–	(1,414,526)	36,570,861
Comprehensive income:								
Net income	–	–	1,905,030	–	–	–	–	1,905,030
Unrealized gains on securities available for sale, net of taxes	–	–	–	–	831,288	–	–	831,288
Total comprehensive income								2,736,318
Allocation of shares under ESOP	–	69,792	–	–	–	–	155,839	225,631
Purchase of 200,093 treasury shares	–	–	–	(2,091,629)	–	–	–	(2,091,629)
Issuance of 92,293 shares under the Recognition and Retention Plan	–	–	(79,184)	937,509	–	(858,325)	–	–
Amortization of unearned compensation	–	–	–	–	–	107,285	–	107,285
Stock options exercised (6,147 shares)	62	53,554	–	–	–	–	–	53,616
Stock issuance costs	–	(24,395)	–	–	–	–	–	(24,395)
Cash dividends declared, $0.24 per share	–	–	(826,946)	–	–	–	–	(826,946)
Balance, December 31, 2001	$ 34,513	20,167,385	19,779,217	(1,154,120)	(66,527)	(751,040)	(1,258,687)	36,750,741

See accompanying notes to consolidated financial statements.

FINGER LAKES BANCORP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,905,030	801,842	1,304,941
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	800,457	739,869	668,929
Amortization of deferred loan costs and premiums on securities	232,859	106,441	(171,724)
Provision for loan losses	375,000	260,000	200,000
Provision for environmental remediation	-	180,000	90,000
Proceeds from sales of loans	12,884,731	5,305,432	14,224,557
Loans originated for sale	(12,387,504)	(5,188,487)	(15,262,000)
Net gain on sales of loans	(169,717)	(98,941)	(224,351)
Net gain on sales of securities available for sale	(490,341)	(50,383)	(77,137)
Net (gain) loss on sales of real estate owned	(6,925)	23,097	15,311
Allocation of ESOP shares	225,631	74,510	73,822
Amortization of unearned compensation	107,285	-	-
Deferred income taxes	(80,208)	(1,872)	(65,993)
Increase in cash value of bank owned life insurance	(428,916)	(3,333)	-
Decrease (increase) in accrued interest receivable	601,040	(298,866)	(272,509)
Decrease (increase) in other assets	13,445	(939,980)	25,257
Increase in other liabilities	342,726	90,455	517,056
Net cash provided by operating activities	3,924,593	999,784	1,046,159
Cash flows from investing activities:			
Proceeds from maturities of and principal collected on securities available for sale	45,521,518	9,845,925	25,395,980
Proceeds from maturities of and principal collected on securities held to maturity	31,666	30,000	4,021,823
Proceeds from sales of securities available for sale	110,316,144	5,162,044	18,413,431
Purchases of securities available for sale	(158,306,390)	(23,155,407)	(53,261,255)
Purchases of securities held to maturity	(300,000)	-	(969,395)
Loans originated and purchased	(49,571,129)	(36,527,007)	(45,427,221)
Principal collected on loans	40,823,184	23,864,315	32,528,962
Purchase of bank owned life insurance	(3,000,000)	(5,000,000)	-
Proceeds from sales of real estate owned	112,249	283,636	256,788
Purchases of FHLB stock	(804,000)	-	(582,200)
Purchases of premises and equipment, net	(121,064)	(1,404,198)	(262,415)
Net cash used in investing activities	(15,297,822)	(26,900,692)	(19,885,502)

(Continued)

FINGER LAKES BANCORP, INC.

Consolidated Statements of Cash Flows, Continued

	2001	2000	1999
Cash flows from financing activities:			
Net increase (decrease) in savings, demand and money market accounts	$ 14,224,534	(1,439,464)	1,005,839
Net (decrease) increase in time deposits	(10,966,595)	21,769,581	4,692,474
Net increase in short term FHLB advances	1,400,000	3,300,000	3,100,000
Long term advances from FHLB	15,124,000	10,000,000	23,000,000
Repayments of long term advances from FHLB	(6,139,740)	(23,017,053)	(10,955,531)
Purchase of treasury stock	(2,091,629)	-	-
Proceeds from exercise of stock options	53,616	-	-
Net proceeds from stock offering	(24,395)	13,971,795	-
Common stock dividends paid	(826,946)	(283,214)	(283,211)
Net cash provided by financing activities	10,752,845	24,301,645	20,559,571
Net increase (decrease) in cash and cash equivalents	(620,384)	(1,599,263)	1,720,228
Cash and cash equivalents at beginning of year	4,495,699	6,094,962	4,374,734
Cash and cash equivalents at end of year	$ 3,875,315	4,495,699	6,094,962
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 13,920,721	13,933,874	11,843,376
Income taxes	$ 739,515	612,508	688,109
Non-cash investing activities:			
Transfer of loans to real estate owned	$ 79,400	330,325	289,786

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Finger Lakes Bancorp, Inc. (the Bancorp), through its wholly-owned subsidiary Savings Bank of the Finger Lakes, FSB (the Bank), provides financial services to individuals and businesses primarily in the Finger Lakes region of Upstate New York. The Bancorp and Bank, which are subject to regulation by certain federal agencies including the Office of Thrift Supervision (OTS), are referred to herein as the Company.

Reorganization and Second Step Conversion

On January 31, 2000, Finger Lakes Financial Corporation, M.H.C. (the Mutual Holding Company) adopted a Plan of Conversion and Reorganization (the Offering) to convert from a federally chartered mutual holding company to a state chartered capital stock holding company known as Finger Lakes Bancorp, Inc.

The conversion to a full stock holding company was completed on November 13, 2000. This resulted in Finger Lakes Bancorp, Inc. succeeding Finger Lakes Financial Corp. (the Financial Corp.) (a federally chartered stock holding company formed in August 1998 to hold all outstanding shares of the Bank's common stock) as the stock holding company of Savings Bank of the Finger Lakes. Finger Lakes Bancorp, Inc. sold 2,307,325 shares of Company stock for $7.00 per share in a public stock offering to its depositors. In addition, 1,180,052 minority shares of Finger Lakes Financial Corp. were exchanged into new shares of Finger Lakes Bancorp, Inc. at a ratio of .9643 resulting in total new shares outstanding of 3,445,110.

The Reorganization was accounted for as a change in corporate form with no resulting change in the historical basis of the Company's assets, liabilities and equity. All references in the consolidated financial statements and notes thereto to share data (including number of shares, per-share amounts, stock option and stock grant data, and fair value of the Company's common stock) have been restated giving retroactive recognition to the exchange ratio.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Bancorp (after the offering), the Financial Corp. (prior to the offering) and the Bank (for all periods presented). All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from management's current estimates and assumptions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, due from banks, federal funds sold and other short-term investments with original maturities of less than 90 days.

(1) Summary of Significant Accounting Policies, Continued

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those securities that the Company has the intent and the ability to hold until maturity. All other securities are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income or loss in stockholders' equity until realized. Realized gains or losses on securities sold are recognized on the trade date using the specific identification method.

Management conducts a periodic review and evaluation of the securities portfolio. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Interest income includes the amortization of premiums and accretion of discounts as an adjustment to yield using the interest method.

Loans

Loans are reported at the principal amount outstanding, net of unearned discount and net deferred fees or costs. Loan origination and commitment fees and certain direct origination costs are deferred and amortized over the contractual life of the related loans using the interest method. Mortgage loans held for sale are reported at the lower of aggregate cost or fair value. The Company generally retains the servicing rights to loans sold.

The Company generally places all loans 90 days or more past due on non-accrual status. In addition, the Company places any loan on non-accrual status if any part of it is classified as doubtful or loss or if any part has been charged off. When a loan is placed on non-accrual status, any accrued interest is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

Allowance for Loan Losses

The allowance for loan losses is increased by loan loss provisions charged to operations based upon management's evaluation of the loan portfolio, historical loan loss experience, current economic conditions and such other factors as management considers appropriate to estimate loan losses. Management believes that the allowance for loan losses is adequate. Losses on loans (including impaired loans) are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. While management uses available information to identify losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance at the time of their examination.

(1) **Summary of Significant Accounting Policies, Continued**

Allowance for Loan Losses, Continued

Management considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest due under the original terms of the loan agreement. Accordingly, the Company measures certain impaired commercial loans at the present value of future cash flows discounted using the loan's effective interest rate; or at the loan's observable market price; or at the fair value of the collateral, if the loan is collateral dependent. Impairment losses are included in the allowance for loan losses. In considering loans for evaluation of impairment, management generally excludes large groups of smaller balance, homogeneous loans, such as residential mortgage loans, home equity loans and consumer loans. These loans are collectively evaluated for impairment. When a loan is impaired and the future repayment of the recorded balance is doubtful, interest payments received are applied to principal and no interest income is recognized. If the recorded loan balance is expected to be paid, interest income is recognized on a cash basis.

Mortgage Servicing Rights

The Company recognizes, as separate assets, the rights to service mortgage loans sold when those rights are retained by the Company. Servicing assets are amortized in proportion to and over the estimated period of net servicing income.

The Company stratifies its servicing assets by underlying loan type, primarily 15 and 30 year amortizing loans. The estimated fair value of each stratum is determined through a discounted cash flow analysis of future cash flows, incorporating numerous assumptions, including servicing income, servicing costs, market discount rates, and prepayment speeds.

The Company assesses impairment of servicing assets based on the fair value of the related servicing rights on a stratum-by-stratum basis, with any impairment recognized in earnings through a valuation allowance for each impaired stratum. The valuation allowance is then adjusted in subsequent periods to reflect changes in the measurement of impairment. There was no allowance for impairment of servicing assets at December 31, 2001 and 2000.

Real Estate Owned

Real estate owned consists of property acquired through, or by deed in lieu of, foreclosure and is recorded at the lower of cost or fair value. Write-downs to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

(1) Summary of Significant Accounting Policies, Continued

Premises and Equipment

Land is carried at cost and buildings, furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over estimated useful lives of assets ranging from three to forty years.

Bank Owned Life Insurance

The bank owned life insurance ("BOLI") was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of BOLI results in an interest sensitive asset on the Company's consolidated statements of financial condition that provides monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is carried as an asset on the Company's consolidated statements of financial condition at current cash surrender value. Increases in cash surrender value are reported as other noninterest income in the Company's consolidated income statements.

Federal Home Loan Bank (FHLB) Stock

As a member of the FHLB system, the Company is required to maintain an investment in FHLB stock equal to the greater of 1% of the aggregate outstanding mortgage loans held by the Company, or 5% of total outstanding advances. FHLB stock is a non-marketable security and, accordingly, is carried at cost.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Pension Plan

The Company has a defined benefit pension plan covering substantially all employees. The plan provides pension benefits that are based on each employee's years of service and average compensation prior to retirement. The Company's funding policy is to contribute annually at least the minimum amount required by law. The Retirement System for Savings Institutions serves as Plan Trustee and Administrator.

(1) Summary of Significant Accounting Policies, Continued

Stock Option and Management Recognition Plans

The Company has a stock option plan and a management recognition plan for officers and key employees. The Company has elected to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123 had been applied. Accordingly, no compensation expense has been recorded for the stock option plan and compensation expense relating to restricted stock issued under the management recognition plan is recognized on a straight-line method over the vesting period.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of total common shares outstanding during the period. Diluted net income per common share reflects the effects of incremental common shares (computed using the treasury stock method) that would be issuable upon exercise of dilutive stock options and unvested stock grants.

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company is a party to certain financial instruments with off-balance sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The Company's policy is to record such instruments when funded.

Derivatives and Hedging Activities

The Company adopted the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial condition and measure those instruments at fair value. Changes in the fair value of the derivative financial instruments are reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting.

Special hedge accounting treatment is permitted only if specific criteria are net, including a requirement that the hedging relationship be highly effective both at inception and on an ongoing basis. Accounting for hedges varies based on the type of edge – fair value or cash flow. Results of effective hedges are recognized in current earnings for fair value hedges and in other comprehensive income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings and are not deferred.

The derivative instruments held by the Company as of and for the year ended December 31, 2001 consisted solely of instruments used to hedge interest rate risk related to the Company's commitments to sell fixed rate residential mortgage loans. The adoption of Statement No. 133, as of January 1, 2001, did not have a material effect on the Company's consolidated financial statements. In addition, the Company did not recognize a gain or loss related to changes in the fair value of the derivatives during the year ended December 31, 2001, as the amount was not material.

(1) Summary of Significant Accounting Policies, Continued

Business Segments

The Company engages in the traditional operations of a community banking enterprise, principally the delivery of loan and deposit products and other financial services. Management makes operating decisions and assesses performance based on an ongoing review of the Company's community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

Reclassifications

Certain items in the prior year financial statements have been reclassified in order to be consistent with the current year's presentation.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based on guidelines specified by SFAS No. 142.

The adoption of SFAS Nos. 141 and 142 will not materially affect the Company's statements of financial condition and results of operations. The Company adopted SFAS No. 141 on July 1, 2001 and the Company will adopt SFAS No. 142 on January 1, 2002.

In October 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of*. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company does not believe that there will be a material impact on the Company's financial condition or results of operations upon adoption of SFAS No. 144.

(2) **Securities**

The aggregate amortized cost and fair value of securities are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2001				
Securities Available for Sale				
Debt securities:				
Mortgage-backed securities:				
Collateralized mortgage obligations	$ 38,836,899	236,959	342,326	38,731,532
FNMA	44,084,803	250,074	196,133	44,138,744
FHLMC	26,736,316	102,076	124,189	26,714,203
GNMA	16,043,304	41,723	36,421	16,048,606
Corporate bonds	4,556,825	37,014	16,496	4,577,343
Municipal bonds	2,821,344	1,563	14,051	2,808,856
Total debt securities	133,079,491	669,409	729,616	133,019,284
Equity securities	2,630,102	12,328	63,000	2,579,430
Total securities available for sale	$ 135,709,593	681,737	792,616	135,598,714
Securities Held to Maturity				
Municipal bonds	$ 1,831,105	23,906	-	1,855,011
December 31, 2000				
Securities Available for Sale				
Debt securities:				
U.S. Government and agency bonds	$ 45,447,864	–	852,833	44,595,031
Mortgage-backed securities:				
Collateralized mortgage obligations	49,611,476	113,297	492,918	49,231,855
FNMA	11,614,485	21,379	158,750	11,477,114
FHLMC	3,906,309	13,588	25,307	3,894,590
GNMA	8,518,572	41,675	2,746	8,557,501
Corporate bonds	6,460,540	39,139	39,579	6,460,100
Asset-backed securities	5,652,240	14,285	1,236	5,665,289
Total debt securities	131,211,486	243,363	1,573,369	129,881,480

(2) **Securities, Continued**

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2000, Continued				
Equity securities	1,606,602	86	166,437	1,440,251
Total securities available for sale	$ 132,818,088	243,449	1,739,806	131,321,731
Securities Held to Maturity				
Municipal bonds	$ 1,562,783	1,491	941	1,563,333

Proceeds from the sale of securities available for sale for the years ended December 31, 2001, 2000, and 1999 were $110,316,144, $5,162,044, and $18,413,431, respectively. Gross gains and losses realized on those sales follow:

	2001	2000	1999
Gross realized gains	$ 651,261	50,383	81,423
Gross realized losses	(160,920)	-	(4,286)
Net gains realized	$ 490,341	50,383	77,137

The contractual maturities of debt securities at December 31, 2001 are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$ -	-	35,000	35,000
After one year through five years	1,000,000	1,030,420	156,666	156,666
After five years through ten years	5,898,894	5,932,468	1,219,438	1,243,344
After ten years	128,810,699	128,635,826	420,001	420,001
Total	$ 135,709,593	135,598,714	1,831,105	1,855,011

(2) Securities, Continued

Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without prepayment penalties.

At December 31, 2001 and 2000, securities carried at $44,180,048 and $42,132,832, respectively, were pledged to secure advances from the FHLB of New York.

At December 31, 2001, approximately 29% of the Company's collateralized mortgage obligation (CMO) portfolio was invested in private issues versus approximately 71% invested in government agency issues. Private issue CMO's have greater risk associated with them; however those issues in which the Company has invested have the highest Standard & Poor's rating of AAA.

(3) Loans

Loans consist of the following at December 31, 2001 and 2000:

	2001	2000
Mortgage loans:		
One to four family	$ 73,140,915	$84,489,638
Multi-family and commercial	45,422,110	35,723,197
Construction	4,261,766	2,754,775
Total mortgage loans	122,824,791	122,967,610
Commercial business	16,157,954	13,987,167
Home equity and property improvement loans	24,002,311	21,042,842
Mobile home loans	11,177,339	8,429,048
Consumer loans	5,401,210	5,761,535
Total loans	179,563,605	172,188,202
Premiums, net of deferred fees	2,193,076	1,701,519
Allowance for loan losses	(1,533,732)	(1,467,524)
Net loans	$180,222,949	$172,422,197

The following table summarizes activity in the allowance for loan losses:

	2001	2000	1999
Balance, beginning of year	$ 1,467,524	1,349,477	1,175,758
Provision for loan losses	375,000	260,000	200,000
Loans charged-off	(412,164)	(188,579)	(211,984)
Recoveries	103,372	46,626	185,703
Balance, end of year	$ 1,533,732	1,467,524	1,349,477

(3) Loans, Continued

Substantially all of the Company's loan portfolio is located in New York State, with the greatest concentration in Ontario, Seneca and Tompkins Counties. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in these areas.

The principal balance of all loans not accruing interest amounted to approximately $361,500 and $229,200 at December 31, 2001 and 2000, respectively. The interest income forgone for non-accruing loans was $49,175, $33,207 and $64,744 for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, the recorded investment in loans that are considered impaired was $170,253 and $133,339, respectively. The Company has provided an allowance for loan losses of $80,909 and $55,381 at December 31, 2001 and 2000, respectively, for these loans. The average recorded investment in such impaired loans was approximately $334,284 in 2001, $126,300 in 2000 and $206,500 in 1999. No interest income was recognized on impaired loans (while such loans were considered impaired) in 2001, 2000 and 1999.

Proceeds from the sale of residential and commercial mortgage loans to FNMA and others were $12,884,731 in 2001, $5,305,432 in 2000 and $14,224,557 in 1999. The net gain on sale of such loans was $169,717, $98,941 and $224,351 for the years ended December 31, 2001, 2000, and 1999 respectively. Loans serviced for others, amounting to $49,264,299 and $41,713,848 at December 31, 2001 and 2000, respectively, are not included in the consolidated financial statements. Originated mortgage servicing rights of $313,343 and $264,469 are included in other assets at December 31, 2001 and 2000, respectively. The net carrying value of these servicing rights approximated fair value. Residential mortgage loans held for sale were $315,889 and $271,199 at December 31, 2001 and 2000, respectively.

(4) Premises and Equipment

Premises and equipment consist of the following:

	2001	2000
Land	$ 113,000	113,000
Building	4,043,050	4,026,208
Furniture, fixtures and equipment	3,732,784	3,628,562
	7,888,834	7,767,770
Less accumulated depreciation and amortization	3,754,498	2,954,041
Premises and equipment, net	$ 4,134,336	4,813,729

Depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 was $800,457, $739,869 and $668,929, respectively.

(5) Deposits

Deposits and the applicable weighted average interest rates at December 31, 2001 and 2000 are summarized as follows:

	2001 Amount	2001 Weighted Average Interest Rate	2000 Amount	2000 Weighted Average Interest Rate
Demand deposits and NOW accounts	$ 28,941,362	0.97%	27,201,736	1.05%
Savings accounts	40,791,229	1.64%	38,804,433	2.44%
Money market accounts	18,640,634	2.10%	8,142,522	4.13%
	59,431,863	1.78%	46,946,955	2.73%
Certificates of deposit maturing:				
12 months or less	100,464,560		117,025,990	
13-24 months	19,353,383		18,358,133	
25-36 months	7,634,127		5,227,714	
37-48 months	12,191,538		1,314,876	
49-60 months	3,523,737		12,215,703	
61 months or longer	179,770		171,294	
	143,347,115	4.55%	154,313,710	6.16%
	$ 231,720,340	3.35%	228,462,401	4.85%

Certificates of deposit equal to or greater than $100,000 amounted to $29,775,802 and $26,725,418 at December 31, 2001 and 2000, respectively. Deposit balances up to $100,000 are FDIC insured.

Interest expense on deposits is summarized as follows:

	2001	2000	1999
NOW accounts	$ 281,054	289,135	279,365
Savings accounts	866,006	1,115,551	1,280,547
Money market accounts	437,748	265,079	106,266
Certificates of deposit	8,379,350	8,203,166	6,994,129
	$ 9,964,158	9,872,931	8,660,307

(6) Advances from Federal Home Loan Bank

The Company utilizes advance programs offered by the FHLB of New York including a variable rate line of credit agreement with a maximum available limit of $35,078,900. The agreement, which expires October 13, 2002, is renewable on an annual basis. Advances are collateralized by the Company's investment in FHLB stock, a blanket lien on the Bank's 1-4 family mortgage loans and investment securities.

Total outstanding advances from the FHLB at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Overnight line of credit	$ 6,800,000	1.85%	5,400,000	6.35%
Due in:				
2001	-	-	5,000,000	5.88%
2002	1,760,141	6.47%	2,842,677	6.39%
2003	5,000,000	5.78%	5,000,000	5.78%
2004	13,000,000	5.53%	10,000,000	6.01%
2005	15,000,000	6.95%	15,000,000	6.95%
2006	6,943,926	4.93%	-	-
2007	2,000,000	5.65%	2,000,000	5.65%
2010	15,000,000	5.81%	15,000,000	5.81%
2011	5,122,870	4.25%	-	-
	$ 70,626,937	5.43%	60,242,677	6.20%

Advances of $42,000,000 at December 31, 2001 are callable at the discretion of the FHLB in or after 2002. Such advances have a weighted average interest rate of 5.88% and mature from 2004 to 2011, if not called earlier. If called, the Company expects to replace the advances with alternate funding at prevailing market interest rates.

During 2001 and 2000, advances from the FHLB had an average outstanding balance of approximately $70,157,000 and $63,294,000, respectively, with the maximum amount outstanding at any month end of $81,938,648 in 2001 and $69,811,385 in 2000. Such borrowings had a weighted-average borrowing rate of 5.73% for 2001 and 6.12% for 2000.

(7) Income Taxes

Total income taxes for the years ended December 31, 2001, 2000 and 1999 were allocated as follows:

	2001	2000	1999
Income from operations	$ 834,555	489,980	860,426
Stockholders' equity, for unrealized gain/(loss) on securities available for sale	(554,190)	1,751,352	(2,453,498)
Total income taxes	$ 280,365	2,241,332	(1,593,072)

(7) Income Taxes, Continued

The components of income tax expense (benefit) attributable to income from operations follow:

	Current	Deferred	Total
Year ended December 31, 2001:			
Federal	$ 784,498	(56,856)	727,642
State	130,265	(23,352)	106,913
	$ 914,763	(80,208)	834,555
Year ended December 31, 2000:			
Federal	$ 418,594	(34,379)	384,215
State	73,258	32,507	105,765
	$ 491,852	(1,872)	489,980
Year ended December 31, 1999:			
Federal	$ 782,650	(114,246)	668,404
State	143,769	48,253	192,022
	$ 926,419	(65,993)	860,426

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

	Years Ended December 31,		
	2001	2000	1999
Computed "expected" tax expense	$ 931,459	439,219	736,225
Increase (decrease) in taxes resulting from:			
State income tax expense, net of federal benefit	70,562	69,805	125,005
Income from bank owned life insurance	(145,831)	-	-
Tax exempt interest	(75,740)	(22,847)	(15,071)
Other, net	54,105	3,803	14,267
	$ 834,555	489,980	860,426
Effective tax rate:	30.5%	37.9%	39.7%

(7) **Income Taxes, Continued**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Excess of allowance for loan losses over tax bad-debt reserves	$ 507,797	469,644
Net unrealized loss on securities available for sale	44,352	598,542
Supplemental retirement benefits	112,807	75,565
Postretirement benefits	127,861	134,258
Deferred compensation	103,097	89,005
Accrued environmental remediation costs	96,949	191,452
New York State tax credits	79,699	71,921
Other	78,806	41,119
Total deferred tax assets	1,151,369	1,671,506
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation	41,883	106,260
Mortgage servicing rights	122,047	103,011
Other	41,536	42,350
Total deferred tax liabilities	205,466	251,621
Net deferred tax assets included in other assets	$ 945,903	1,419,885

As a thrift institution, the Bank is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. The Bank currently calculates its Federal reserve using a loss experience method and its New York State reserve using a percentage of taxable income method. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year, in each case as defined for Federal and New York State tax purposes. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future. For New York State purposes, recognition of deferred tax liabilities is not required on excess reserves resulting from use of the percentage of taxable income method unless all or a portion is expected to become taxable in the foreseeable future.

(7) Income Taxes, Continued

In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $3,025,000, and the state base-year reserve of approximately $3,240,000 at December 31, 2001, since the Bank does not expect that these amounts will become taxable in the foreseeable future. Under Federal and New York State tax law, as amended, events that would result in taxation of these reserves include redemption of the Bank's stock, payment of dividends or distributions in excess of earnings and profits, or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2001 with respect to the Federal base-year reserve was $1,030,000. The unrecognized deferred tax liability at December 31, 2001 with respect to the state base-year reserve and the excess reserve resulting from use of the percentage of taxable income method was $160,000 (net of Federal benefit).

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within a loss carryback period. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2001 and 2000.

(8) Retirement Plans

The following table sets forth the defined benefit pension and other postretirement plan benefit obligations, fair value of plan assets and funded status, as of and for the years ended December 31, 2001 and 2000, using the most recent actuarial data measured at October 1, 2001 and 2000:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 2,324,835	2,235,295	388,178	352,482
Service cost	112,017	110,723	-	-
Interest cost	179,425	170,413	29,455	26,624
Actuarial (gain)/loss	124,505	(35,775)	197,542	46,791
Benefits paid	(158,643)	(155,821)	(36,384)	(37,719)
Benefit obligation at end of year	2,582,139	2,324,835	578,791	388,178
Change in plan assets:				
Fair value of plan assets at beginning of year	3,604,512	3,213,016	-	-
Actual return on plan assets	(501,534)	547,317	-	-
Employer contribution	-	-	36,384	37,719
Benefits paid	(158,643)	(155,821)	(36,384)	(37,719)
Fair value of plan assets at end of year	2,944,335	3,604,512	-	-

(8) Retirement Plans, Continued

		Pension Benefits		Postretirement Benefits	
		2001	2000	2001	2000
Funded status		362,196	1,279,677	(578,791)	(388,178)
Unamortized net obligation at transition		-	-	7,525	8,104
Unrecognized net (gain) loss subsequent to transition		(90,997)	(1,092,078)	243,475	46,791
Prepaid (accrued) benefit cost at year-end	$	271,199	187,599	(327,791)	(333,283)

Pension Plan

Pension plan expense (benefit) consists of the following in 2001, 2000 and 1999:

		2001	2000	1999
Service cost	$	112,017	110,723	101,828
Interest on projected benefit obligation		179,425	170,413	150,864
Expected return on plan assets		(317,267)	(251,242)	(222,442)
Amortization of net transition asset		-	-	(19,826)
Amortization of unrecognized gain		(57,775)	(34,402)	-
Amortization of unrecognized prior service cost		-	-	485
Net periodic pension expense (benefit)	$	(83,600)	(4,508)	10,909
Weighted average discount rate		7.25%	7.75%	7.75%
Expected long-term rate of return		9.00%	8.00%	8.00%

The projected benefit obligation for the pension plan assumed a long-term rate of increase in future compensation levels of 4.5%, 5.5% and 5.5%, for 2001, 2000 and 1999, respectively.

Postretirement Plan

Net periodic postretirement benefit cost included the following in 2001, 2000 and 1999:

		2001	2000	1999
Service cost	$	-	-	33,123
Interest cost		29,455	26,624	42,815
Net curtailment charge		-	-	26,672
Net amortization and deferral		1,437	579	21,381
Net periodic postretirement benefit cost	$	30,892	27,203	123,991

(8) Retirement Plans, Continued

For measurement purposes, an annual rate of increase in the per capita cost of average health care benefits for retirees of 9.00% was assumed at December 31, 2001 and 6.50% at December 31, 2000. The rate is assumed to decrease gradually to 4.0% over the next five years and remain at that level thereafter. The health care cost trend assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $37,400, and the net periodic postretirement benefit cost by $1,784 for the year then ended.

The discount rate used in determining the accumulated postretirement obligation was 7.25%, 8.00%, and 7.75% for 2001, 2000 and 1999, respectively.

401(k) Plan

The Company has a 401(k) plan covering substantially all employees. The Company currently does not match employee contributions to the 401(k) plan. Participants vest immediately in their own contributions and over a period of six years in any Company contributions. Expense for this plan was $8,300, $10,200 and $7,900 for the years ended December 31, 2001, 2000 and 1999, respectively.

Supplemental Employee Retirement Plan (SERP)

The Company maintains a nonqualified SERP for key executives. The following table sets forth the changes the SERP's benefit obligation and plan assets for 2001 and 2000, using the most recent actuarial data measured at October 1, 2001 and 2000:

		2001	2000
Change in benefit obligation:			
Benefit obligation at beginning of year	$	518,009	415,542
Service cost		65,447	-
Interest cost		36,893	30,647
Actuarial loss		29,387	2,194
Plan amendment		-	113,519
Benefits paid		(43,735)	(43,893)
Benefit obligation at end of year		606,001	518,009
Change in plan assets:			
Fair value of plan assets at beginning of year		-	-
Employer contributions		43,735	43,893
Benefits paid		(43,735)	(43,893)
Fair value of plan assets at end of year		-	-

(8) Retirement Plans, Continued

Supplemental Employee Retirement Plan (SERP), Continued

	2001	2000
Funded status	(606,001)	(518,009)
Unamortized net obligation at transition	265,300	284,250
Unrecognized net loss subsequent to transition	46,072	16,315
Unrecognized prior service cost	17,107	23,712
Accrued benefit cost at year end	$ (277,522)	(193,362)

Annual expense related to the SERP consists of the following in 2001, 2000 and 1999:

	2001	2000	1999
Service cost	$ 65,447	-	-
Interest cost	36,863	30,647	26,032
Amortization of net transition obligation	18,950	18,950	18,950
Unrecognized prior service cost	6,605	(8,464)	(8,464)
Net periodic pension expense	$ 127,895	41,133	36,518
Weighted average discount rate	7.25%	8.00%	7.75%

(9) Employee Stock Ownership Plan

The Company has a noncontributory employee stock ownership plan (ESOP) covering substantially all employees. The Company reports compensation expense equal to the current market price of the shares released to participants each year. In 1995, the ESOP borrowed $471,980 to purchase 91,026 shares of the Company's common stock. The loan currently bears interest at 7.75% and is payable in quarterly installments of $9,030. In 2000, the ESOP borrowed an additional $1,292,102 to purchase 184,586 shares of the Company's common stock. This loan currently bears interest at 9.50% and is payable in quarterly installments of $21,535. At December 31, 2001, 94,518 shares had been released or were committed to be released to employees with the remaining 181,094 unallocated shares held in trust. The fair value of the unallocated shares on December 31, 2001 was $1,946,700. Compensation expense amounted to $225,631, $74,510 and $73,822 for the years ended December 31, 2001, 2000 and 1999, respectively.

(10) Stock Option and Management Recognition Plans

In accordance with the 1996 Stock Option Plan and the 2001 Stock Option Plan (the "SOP"), the Company's Board of Directors may grant stock options to officers and key employees to purchase up to 327,537 shares of authorized but unissued common stock. Options are granted with an exercise price equal to the fair value of the stock at the date of grant. All stock options granted in 2001 and prior to 2000 have ten-year terms and vest and become fully exercisable five years from the date of grant. Options granted in 2000 have ten-year terms and become fully vested in six months.

(10) Stock Option and Management Recognition Plans, continued

The following table shows the per share weighted average fair value of stock options granted, with their underlying assumptions, using the Black Scholes option-pricing model:

	2001	2000	1999
Per share weighted average fair value of options granted during the year	$ 1.44	$ 0.99	$ 1.86
Expected dividend yield	3.20%	3.20%	2.89%
Risk free interest rate	5.40%	5.50%	6.50%
Assumed volatility	33.13%	34.64%	37.02%
Expected life	5 years	5 years	5 years

The Company applies APB Opinion No. 25 in accounting for its SOP and accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company recognized compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income	As reported	$ 1,905,030	801,842	1,304,941
	Pro forma	1,870,904	787,844	1,285,456
Net income per common share - basic	As reported	$ 0.59	0.24	0.38
	Pro forma	0.58	0.23	0.38
Net income per common share - diluted	As reported	$ 0.59	0.24	0.38
	Pro forma	0.58	0.23	0.38

Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

(10) Stock Option and Management Recognition Plans, continued

Stock option activity for the years ended December 31, 2001, 2000 and 1999 follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1998	111,858	$9.88
Granted	964	$9.33
Forfeited	(1,928)	(20.62)
Cancelled	(5,785)	(18.65)
Balance at December 31, 1999	105,109	$9.20
Granted	30,856	6.97
Forfeited	(8,678)	(9.45)
Cancelled	(13,500)	(15.04)
Balance at December 31, 2000	113,787	$7.88
Granted	213,750	9.30
Exercised	(6,147)	7.79
Balance at December 31, 2001	321,390	$8.83

The range of exercise prices and weighted-average remaining contractual life of outstanding options was $6.94 – $11.93 and eight years at December 31, 2001 and $6.94 - $11.93 and seven years at December 31, 2000, respectively. At December 31, 2001 and 2000, the number of options exercisable was 104,400 and 63,800 respectively.

The Company has a Management Recognition Plan (MRP) pursuant to which the Company's Board of Directors may award shares of restricted common stock to officers and key employees. In 1996, the Company contributed funds to an irrevocable trust held by an independent third party, which purchased 45,515 issued and outstanding shares for $8.75 per share. As of December 31, 2000, all shares had been granted to employees with original vesting periods of three to five years. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is recognized prorata over the vesting period. MRP expense included in salaries and employee benefits in the consolidated statement of income was $10,300 in 2001 and $106,000 in 2000 and 1999.

(10) Stock Option and Management Recognition Plans, continued

The Company also has a Recognition and Retention Plan (RRP) approved by stockholders in 2001. The Company's Board of Directors may award shares of common stock to officers and key employees. During 2001, 92,293 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair value of the shares awarded under the plan was $858,325 at the grant date and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $107,285 was recorded in 2001, with the remaining unearned compensation cost of $751,040 shown as a reduction of stockholders' equity at December 31, 2001. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair value on the grant date and the cost of the shares recorded as a reduction of retained earnings.

(11) Net Income Per Common Share

The following is a summary of the net income per share calculations for the years ended December 31, 2001, 2000 and 1999:

	2001			2000		
	Net Income	Weighted Average Shares	Per-Share Amount	Net Income	Weighted Average Shares	Per-Share Amount
Net income per common share - basic	$ 1,905,030	3,203,020	$ 0.59	$ 801,842	3,390,047	$ 0.24
Effect of dilutive securities:						
Restricted stock grants		9,452			-	
Stock options		18,908			157	
Net income per common share - diluted	$ 1,905,030	3,231,380	$ 0.59	$ 801,842	3,390,204	$ 0.24

	1999		
	Net Income	Weighted Average Shares	Per-Share Amount
Net income per common share - basic	$ 1,304,941	3,405,689	$ 0.38
Effect of dilutive securities:			
Stock options		17,762	
Net income per common share - diluted	$ 1,304,941	3,423,451	$ 0.38

(12) Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk and at December 31, 2001 and 2000 are not reflected in the consolidated statements of financial condition.

The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding at December 31:

		2001	2000
Commitments to originate loans:			
Fixed rate residential mortgage loans	$	3,051,300	48,000
Adjustable rate residential mortgage loans		666,200	40,000
Fixed rate commercial real estate loans		340,000	324,000
Adjustable rate commercial real estate loans		8,324,000	2,890,000
Commercial loans		483,000	100,000
Consumer home equity loans		2,151,700	255,500
	$	15,016,200	3,657,500

		2001	2000
Unused lines of credit:			
Construction loans	$	3,134,162	219,475
Commercial lines of credit		4,612,782	4,145,441
Home equity lines of credit		10,200,341	7,331,503
Other		662,688	557,567
	$	18,609,973	12,253,986
Outstanding letters of credit	$	10,000	10,000
Commitments to sell loans:			
Fixed rate residential mortgage loans	$	2,786,118	104,200

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to originate fixed rate mortgage loans at December 31, 2001 have rates ranging between 5.75% and 7.50%.

(12) Commitments and Contingencies, continued

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Substantially all commitments to extend credit, if funded, will represent loans secured by real estate. At December 31, 2001, the Company had no significant concentrations of credit risk in the loan portfolio outside the natural geographic concentration pertaining to the communities that the Company serves.

At December 31, 2001, the Company occupied branch facilities under noncancelable operating leases. Office occupancy and equipment expense includes rental expense of $322,520, $306,449 and $272,251 for the years ended December 31, 2001, 2000 and 1999, respectively. The approximate future minimum annual rental payments under the existing terms of such leases at December 31, 2001 are as follows: $324,051, $336,170, $348,290, $348,410 and $249,824 for the years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and $1,839,158 in later years.

(13) Environmental Matter

In April 1989, the Company foreclosed on property that had been a dry cleaning and laundry facility. Environmental investigations revealed groundwater and soil contamination and the Company incurred in excess of $500,000 in remediation costs through 1992. During the period from 1993 to 1998 the Company had discussions with the Department of Environmental Commission (DEC) and performed periodic soil testing to determine if the property could be sold. In October 1998, further testing revealed a new and more volatile contaminant in the soil. As a result, the Company recorded a provision of $620,000 in December 1998 and $90,000 in 1999. The Company received approval from the DEC of a Design Report and Construction Plan in May 2000, and subsequently executed a contract on July 21, 2000 for Remedial Construction, which began in August 2000. As a result of the discussions with the DEC, the Company recorded an additional provision of $180,000 in 2000. The remediation work has now been completed.

The DEC requires groundwater, water level and hydraulic conductivity testing to be performed quarterly in accordance with the Voluntary Cleanup Agreement filed with the DEC on December 21, 1999 and the Revised Voluntary Cleanup Operation, Maintenance and Monitoring Plan dated January 21, 2002. The latest report is dated March 11, 2002, and indicates no adverse findings.

At December 31, 2001, the Company had a $249,000 accrual in other liabilities for the estimated billings associated with the final remediation efforts and the voluntary cleanup plan. Management of the Company believes that the recorded liability should be adequate to cover probable costs in connection with this matter. However, it is possible that the Company's liability exposure for the site will exceed the amounts reserved and insured.

(14) Stockholders' Equity and Regulatory Capital Requirements

Other Comprehensive Income

The components of other comprehensive income (loss) for 2001, 2000 and 1999 are as follows:

		2001	2000	1999
Unrealized holding gains (losses) on available for sale securities arising during year (pre-tax unrealized holding gain (loss) was $1,875,819 in 2001, $4,428,763 in 2000, and ($6,056,610) in 1999).	$	1,125,493	2,657,258	(3,633,966)
Less: reclassification adjustment for net realized gains included in net income (pre-tax of $490,341 in 2001, $50,383 in 2000, and $77,137 in 1999).		294,205	30,230	46,282
Change in unrealized gains on securities, available for sale, net of taxes	$	831,288	2,627,028	(3,680,248)

Dividends

The Mutual Holding Company, which prior to the stock offering owned 2,389,948 shares of stock in the Financial Corp., waived receipt of its dividend, thereby reducing the actual dividend payments. The amount of dividends waived by the Mutual Holding Company was $573,600 in 2000, and $550,000 in 1999. The Company's ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

Liquidation Account

In order to grant priority in the Conversion to the eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total retained earnings at November 10, 1994. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the liquidation account. At December 31, 2001, the amount remaining in this liquidation account was approximately $8.0 million.

(14) Stockholders' Equity and Regulatory Capital Requirements, Continued

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under the OTS capital regulations in effect at December 31, 2001, the Bank was required to maintain a minimum ratio of tangible capital to tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a core (Tier 1) capital ratio of at least 5.0%; a core (Tier 1) risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

Management believes that, as of December 31, 2001 and 2000, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual regulatory capital amounts and ratios as of December 31, 2001 and 2000, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution. OTS capital regulations apply at only the Bank level as the OTS does not impose capital requirements at the holding company level.

(14) Stockholders' Equity and Regulatory Capital Requirements, Continued

Regulatory Capital Requirements, Continued

December 31, 2001	Actual Amount	Actual Ratio	Minimum Requirement Amount	Minimum Requirement Ratio	Well Capitalized Amount	Well Capitalized Ratio
Total capital (to risk weighted assets)	$ 33,564,000	17.93%	14,976,960	8.00%	18,721,200	10.00%
Tier 1 capital (to risk weighted assets)	33,159,000	17.71%	7,488,480	4.00%	11,232,720	6.00%
Tier 1 capital (to average assets)	33,159,000	9.62%	13,783,511	4.00%	17,229,388	5.00%
Tangible capital	33,159,000	9.62%	5,168,816	1.50%	–	–

2001 Adjusted Tangible Assets were $345,360,000. 2001 Risk Weighted Assets were $187,212,000.

December 31, 2000	Actual Amount	Actual Ratio	Minimum Requirement Amount	Minimum Requirement Ratio	Well Capitalized Amount	Well Capitalized Ratio
Total capital (to risk weighted assets)	$ 34,764,000	20.68 %	13,446,720	8.00%	16,808,400	10.00%
Tier 1 capital (to risk weighted assets)	34,308,000	20.41%	6,723,360	4.00%	10,085,040	6.00%
Tier 1 capital (to average assets)	34,308,000	10.34%	13,277,800	4.00%	16,597,250	5.00%
Tangible capital	34,308,000	10.34%	4,979,175	1.50%	–	–

2000 Adjusted Tangible Assets were $331,945,000. 2000 Risk Weighted Assets were $168,084,000.

Regulatory capital ratios of the Company at December 31, computed on a consolidated basis are summarized below:

	2001	2000
Total capital (to risk weighted assets)	20.05%	22.78%
Tier 1 capital (to risk weighted assets)	19.83%	22.51%
Tier 1 capital (to average assets)	10.67%	11.33%
Tangible capital	10.67%	11.33%

(15) Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Securities

Fair values for securities are based on quoted market prices. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(15) Fair Value of Financial Instruments, Continued

Loans

The fair values of variable rate loans that reprice frequently and have no significant credit risk, approximate carrying amounts. Fair values of fixed rate residential mortgage loans are based on quoted market prices of similar loans sold in the secondary market, adjusted for differences in loan characteristics. The fair values of other loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair values of loans delinquent more than 30 days are reduced by an allocated amount of the general allowance for loan losses.

Deposits

The fair values of demand deposits, savings accounts and money market accounts are, by definition, equal to the amounts payable on demand at the reporting date (e.g., their carrying amounts). The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach that applies interest rates currently being offered on certificates of deposits to a schedule of weighted average expected monthly maturities.

Advances from FHLB

The fair value of advances from the FHLB is estimated using a discounted cash flow approach that applies interest rates currently being offered for advances with similar terms.

The estimated fair value of the Company's financial assets and liabilities are as follows:

	December 31, 2001		December 31, 2000	
	Carrying amounts	Fair value	Carrying amounts	Fair value
Financial assets:				
Securities	$ 137,429,819	137,453,725	132,884,514	132,885,064
Loans	180,222,949	182,869,127	170,907,336	170,079,990
Financial liabilities:				
Deposits:				
Demand deposit accounts, savings and money market accounts	88,373,225	88,373,225	74,148,691	74,148,691
Certificates of deposit	143,347,115	143,519,045	154,313,710	154,409,907
Advances from FHLB	70,626,937	71,784,659	60,242,677	60,571,463

(15) **Fair Value of Financial Instruments, Continued**

Other Financial Instruments

Based on the characteristics of cash, cash equivalents, accrued interest receivable, and FHLB stock, the carrying amounts approximate the fair values. The fair values of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximate those currently charged to originate similar commitments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16) **Condensed Parent Company Only Financial Information**

The following condensed statements of financial condition of Finger Lakes Bancorp as of December 31, 2001 and 2000 and the condensed statements of income and condensed statements of cash flows for 2001, 2000 and 1999 should be read in conjunction with the consolidated financial statements and related notes.

	December 31, 2001	December 31, 2000
Condensed Statements of Financial Condition		
Assets:		
Cash	$ 3,918,758	$ 3,242,590
Notes receivable from subsidiary bank	1,292,789	1,415,049
Other assets	1,667	10,211
Investment in subsidiary	33,130,170	33,495,654
	$ 38,343,384	$ 38,163,504
Liabilities and stockholders' equity:		
Note payable to subsidiary bank	$ 1,592,643	$ 1,592,643
Stockholders' equity	36,750,741	36,570,861
	$ 38,343,384	$ 38,163,504

(16) Condensed Parent Company Only Financial Information, Continued

Condensed Statements of Income

	For the years ended December 31, 2001	2000	1999
Interest income	$ 129,531	$ 29,638	$ 15,958
Dividends from subsidiary bank	3,300,000	-	-
Expense	112,660	47,261	22,340
Income/(loss) before income taxes and equity in undistributed earnings of subsidiary	3,316,871	(17,623)	(6,382)
Income tax expense/(benefit)	13,840	(7,620)	(2,591)
Income/(loss) before (dividends in excess of net income) equity in undistributed earnings of subsidiary	3,303,031	(10,003)	(3,791)
(Dividends in excess of net income) equity in undistributed earnings of subsidiary	(1,398,001)	811,845	1,308,732
Net income	$ 1,905,030	$ 801,842	$ 1,304,941

Condensed Statements of Cash Flows

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,905,030	$ 801,842	$ 1,304,941
Adjustments to reconcile net income to net cash provided by operating activities:			
Dividends in excess of net income (equity in undistributed earnings) of subsidiary	1,398,001	(811,845)	(1,308,732)
Amortization of deferred stock compensation	107,285	-	-
Other, net	8,551	37,902	9,598
Net cash provided by operating activities	3,418,867	27,899	5,807

(16) Condensed Parent Company Only Financial Information, Continued

Condensed Statements of Cash Flows, Continued

	For the years ended December 31, 2001	2000	1999
Cash flows from investing activities:			
Capitalization of Bank	-	(10,742,976)	-
Note receivable issued to subsidiary	-	(1,292,102)	-
Principal collected on note receivable	122,260	57,656	36,121
Net cash provided by (used in) investing activities	122,260	(11,977,422)	36,121
Cash flows from financing activities:			
Increase in note payable to subsidiary	-	1,292,842	10,150
Purchase of treasury stock	(2,091,629)	-	-
Stock options exercised	53,616	-	-
Net proceeds from stock offering	-	13,971,795	-
Cash dividends paid	(826,946)	(283,214)	(283,211)
Net cash (used in) provided by financing activities	(2,864,959)	14,981,423	(273,061)
Net increase (decrease) in cash and cash equivalents	676,168	3,031,900	(231,133)
Cash and cash equivalents at beginning of year	3,242,590	210,690	441,823
Cash and cash equivalents at end of year	$ 3,918,758	$ 3,242,590	$ 210,690

Quarterly Summarized Financial Information (Unaudited)

Selected quarterly financial data for fiscal 2001 and 2000 follows (in thousands, except per share data):

2001 By Quarter	1	2	3	4	Year
Interest income	$ 5,919	5,920	5,848	5,755	23,442
Interest expense	3,741	3,700	3,441	3,099	13,981
Net interest income	2,178	2,220	2,407	2,656	9,461
Provision for loan losses	60	75	90	150	375
Noninterest income	543	694	605	671	2,513
Noninterest expense	2,155	2,232	2,193	2,279	8,859
Income before income tax expense	506	607	729	898	2,740
Income tax expense	163	184	223	265	835
Net income	$ 343	423	506	633	1,905
Net income per common share:					
Basic	$ 0.11	0.13	0.16	0.20	0.59
Diluted	$ 0.11	0.13	0.16	0.20	0.59

2000 By Quarter	1	2	3	4	Year
Interest income	$ 5,335	5,486	5,717	5,907	22,445
Interest expense	3,175	3,330	3,568	3,676	13,749
Net interest income	2,160	2,156	2,149	2,231	8,696
Provision for loan losses	60	30	60	110	260
Noninterest income	250	261	263	367	1,141
Noninterest expense	2,083	2,046	1,963	2,193	8,285
Income before income tax expense	267	341	389	295	1,292
Income taxes	103	127	149	111	490
Net income	$ 164	214	240	184	802
Net income per common share:					
Basic	$ 0.05	0.06	0.07	0.06	0.24
Diluted	$ 0.05	0.06	0.07	0.06	0.24

Summation of the quarterly net income per common share does not necessarily equal the annual amount due to the averaging effect of shares throughout the year.

CORPORATE INFORMATION

Finger Lakes Bancorp, Inc.

Directors

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Michael J. Hanna
Director of Athletics
Hobart & William Smith Colleges

Chris M. Hansen
Owner
Hansen's Citrus Groves

James E. Hunter
Director, NYS Agricultural
Experiment Station

Ronald C. Long
President, Long Milk Hauling & Trucking
Owner, R. C. Long Construction

Bernard G. Lynch
Retired President
Lynch Furniture Stores

Arthur W. Pearce
Senior Consultant
IDEAWorks, LLC

Joan C. Rogers
Retired Vice President
BJR Broadcasting

Officers

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Leslie J. Zornow
Senior Vice President, Retail Banking

Terry L. Hammond
Executive Vice President &
Chief Financial Officer

Thomas A. Mayfield
Senior Vice President & Senior Loan Officer

Richard J. Harrison
Executive Vice President &
Chief Credit Officer

Savings Bank of the Finger Lakes

Officers

G. Thomas Bowers
Chairman, President &
Chief Executive Officer

Terry L. Hammond
Executive Vice President &
Chief Financial Officer

Richard J. Harrison
Executive Vice President &
Chief Credit Officer

Leslie J. Zornow
Senior Vice President, Retail Banking

Thomas A. Mayfield
Senior Vice President &
Senior Loan Officer

Robert F. Eberle
Vice President, Operations

Diana R. Johnson
Vice President & Controller

Richard R. Sisson
Vice President, Community Lending

Dale E. Sollenberger
Vice President, Information Technology

Peter W. Hin
Vice President, Commercial Lending

Timothy J. McLoughlin
Vice President, Commercial Lending

Assistant Vice Presidents

David R. Caster, Asset Management
Kathleen M. Fay, Loan Servicing
Susan M. Hibbard, Branch Manager
Kelly J. Mittiga, Branch Manager
R. David Patz, Commercial Lending
Beth M. Putnam, Branch Manager
Nancee K. Scott, Branch Manager

Bank Officers

Tyna L. Borrelli
Kerth M. Friel
Molly C. Mahoney
Mary H. Raeman
Ronald A. Rubin
Thomas J. Short
Pennie L. Smith
Jane C. Spano

CORPORATE INFORMATION

Tompkins County Advisory Board

Stanley Goldberg
Bishop's Hardware Home Center

Bruce Kane
Certified Public Accountant

Robert Lama
The Lama Agency

Libby Long
David Long Appraisal

William Zikakis
Buttermilk Development

Executive Offices

470 Exchange Street
Geneva, New York 14456
(315) 789-3838

Banking Offices

Main Office
470 Exchange Street
Geneva, New York 14456
(315) 789-3838
Nancee K. Scott, Manager

Pyramid Branch Office
Routes 5 & 20
Geneva, New York 14456
(315) 789-6004
Kelly J. Mittiga, Manager

Seaway Branch Office
Routes 5 & 20
Waterloo, New York 13165
(315) 539-0200
Molly C. Mahoney, Manager

Ithaca Commons Branch Office
301 East State Street
Ithaca, New York 14850
(607) 272-1111
Jane C. Spano, Manager

South Meadow Branch Office
702 South Meadow Street
Ithaca, New York 14850
(607) 272-2211
Beth M. Putnam, Manager

Canandaigua Branch Office
659 South Main Street
Canandaigua, New York 14424
(585) 393-0660
Susan M. Hibbard, Manager

Auburn Branch Office
108 Genesee Street
Auburn, New York 13021
(315) 253-3355
Pennie L. Smith, Manager

NASDAQ Trading Symbol

"FLBC" – Finger Lakes Bancorp, Inc.

10K Availability

Copies of the Finger Lakes Bancorp, Inc. Form 10-K for the year ended December 31, 2001 are available free of charge to Stockholders upon written request to:

Savings Bank of the Finger Lakes
470 Exchange Street
Geneva, New York 14456
Attn: Terry L. Hammond

Transfer Agent

American Stock Transfer & Trust
40 Wall Street
New York, New York 10005

Stockholder Relations

Terry L. Hammond
Executive Vice President &
Chief Financial Officer
Savings Bank of the Finger Lakes
470 Exchange Street
Geneva, New York 14456
(315) 789-3838
thammond@sbfl.com

Auditors

KPMG LLP
113 South Salina Street
Syracuse, New York 13104

Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C. 20015

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